UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

WORTHINGTON STEEL, INC.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

982 104 10 1

(CUSIP Number)

Michaune D. Tillman

Worthington Steel, Inc.

100 Old Wilson Bridge Road

Columbus, OH 43085

(614) 840-3355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Cover page continued on the following page)

CUSIP No. 982 104 10 1	13D	Page 2 of 6

1.	NAME OF REPORTING PERSON: John P. McConnell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (see instructions): PF/OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 14,158,903
	8.	SHARED VOTING POWER: 174,593
	9.	SOLE DISPOSITIVE POWER: 14,158,903
	10.	SHARED DISPOSITIVE POWER: 3,000,905

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,159,808
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.3%
14.	TYPE OF REPORTING PERSON (see instructions): IN

CUSIP No. 982 104 10 1	13D	Page 3 of 6

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common shares, no par value (the “Common Shares”), of Worthington Steel, Inc., an Ohio corporation (“Worthington Steel”). The address of the principal executive offices of Worthington Steel is 100 Old Wilson Bridge Road, Columbus, OH 43085.

Item 2.	Identity and Background.

(a) Name of reporting person:

John P. McConnell (referred to in this Schedule 13D as “Mr. McConnell”)

(b) Business address of reporting person:

Worthington Steel, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Retired Chairman, Worthington Industries, Inc. (now known as Worthington Enterprises, Inc.)

(d) During the last five years, Mr. McConnell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. McConnell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship of reporting person:

United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

On December 1, 2023, Worthington Enterprises, Inc. (then known as Worthington Industries, Inc. and referred to in this Schedule 13D as “WOR”) distributed in the form of a dividend 100% of the then outstanding Common Shares on a pro rata basis to the record holders of the common shares, without par value, of WOR (the “WOR Common Shares”). For every one WOR Common Share held of record on November 21, 2023 (the “Record Date”), such WOR shareholder received one Common Share (the “Distribution”). As a result of the Distribution and based on Mr. McConnell’s beneficial ownership of the WOR Common Shares on the Record Date, Mr. McConnell acquired beneficial ownership of 17,159,808 Common Shares on December 1, 2023, which beneficial ownership constituted more than 5% of the outstanding Common Shares on such date and necessitated the filing of this Schedule 13D by Mr. McConnell.

Item 4.	Purpose of Transaction.

Although Mr. McConnell has not formulated any current plans or proposals relating to securities of Worthington Steel other than as described in this Schedule 13D, he may from time to time acquire or dispose of Common Shares and/or other securities of Worthington Steel if and when he deems it appropriate. Mr. McConnell may formulate other plans or proposals relating to securities of Worthington Steel to the extent deemed advisable in light of general market and economic conditions, investment policies, the prospects of Worthington Steel and various other factors.

CUSIP No. 982 104 10 1	13D	Page 4 of 6

Item 5.	Interest in Securities of the Issuer.

(a) As of December 1, 2023, Mr. McConnell had beneficial ownership of 17,159,808 Common Shares (representing 34.3% of the Common Shares outstanding as of December 1, 2023). The percentage of the outstanding Common Shares is based upon the 50,025,115 Common Shares outstanding as of December 1, 2023. Please see the footnotes to Item 5(b) below for information regarding Mr. McConnell’s beneficial ownership of the Common Shares.

(b) Number of Common Shares as to which Mr. McConnell has:

(i)	Sole power to vote or to direct the vote: 14,158,903 (1)

(ii)	Shared power to vote or to direct the vote: 174,593 (2)

(iii)	Sole power to dispose or to direct the disposition of: 14,158,903 (1)

(iv)	Shared power to dispose or to direct the disposition of: 3,000,905 (2) (3)

(1)	Includes 25,225 Common Shares held in the WOR Deferred Profit Sharing Plan.

Includes 12,415,982 Common Shares held of record by JMAC, Inc., an Ohio corporation (“JMAC”), a private investment company substantially owned, directly or indirectly, by Mr. McConnell and members of his family. The directors of JMAC have granted Mr. McConnell sole voting power and sole dispositive power with respect to these 12,415,982 Common Shares. JMAC has the right to receive the dividends from, and the proceeds from the sale of, such 12,415,982 Common Shares.

Includes 8,173 Common Shares held by Mr. McConnell as custodian for his son, who is a minor.

Includes 118,000 Common Shares held by The McConnell Family Trust, of which Mr. McConnell is co-trustee and has sole voting power and sole dispositive power.

Includes 255,875 Common Shares held by the Margaret R. McConnell Trust f/b/o Margaret Kollis, of which Mr. McConnell is trustee and has sole voting power and sole dispositive power.

(2)

Includes 123,000 Common Shares held in The McConnell Educational Foundation for the benefit of third parties, of which Mr. McConnell is one of three trustees and shares voting power and shares dispositive power. Mr. McConnell disclaims beneficial ownership of these 123,000 Common Shares.

Includes 7,343 Common Shares held by Mr. McConnell’s wife as custodian for her son, who is a minor. For purposes of Rule 13d-3 under the Exchange Act, Mr. McConnell may be deemed to hold shared voting power and shared dispositive power over such 7,343 Common Shares.

Includes 44,250 Common Shares held in the McConnell 2020 LAE Trust, an irrevocable trust for the benefit of the son of Mr. McConnell’s wife as to which she serves as the trustee. For purposes of Rule 13d-3 under the Exchange Act, Mr. McConnell may be deemed to hold shared voting power and shared dispositive power over such 44,250 Common Shares.

(3)

Includes 2,428,312 Common Shares held by an independent corporate trustee in trust for the benefit of Mr. McConnell and his sister. The independent corporate trustee has voting power and dispositive power over such Common Shares; however, the trustee’s investment decisions are subject to the prior approval or disapproval of Mr. McConnell and, accordingly, Mr. McConnell may be deemed to share dispositive power with the independent corporate trustee. Mr. McConnell has the right to change the trustee; however, any successor trustee appointed by Mr. McConnell must be an independent corporate trustee.

CUSIP No. 982 104 10 1	13D	Page 5 of 6

Includes an aggregate of 398,000 Common Shares held in four separate irrevocable trusts (with each irrevocable trust holding 99,500 Common Shares), with each such irrevocable trust having the same independent individual trustee who is not related to Mr. McConnell. The independent individual trustee has voting power and dispositive power over such Common Shares; however, Mr. McConnell has the right to reacquire assets of each trust by substituting property of an equivalent value. Accordingly, Mr. McConnell may be deemed to share dispositive power with the independent individual trustee.

(c) Please see Item 3 of this Schedule 13D.

(d) As described in Item 5(b) above, Mr. McConnell may be deemed to beneficially own certain Common Shares that are held of record by other persons. In such instances, such other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares. With respect to record owners of more than 5% of the Common Shares, as described in Item 5(b) above, JMAC has the right to receive the dividends from and the proceeds from the sale of the 12,415,982 Common Shares (representing 24.8% of the Common Shares outstanding as of December 1, 2023) that are held of record by JMAC and included in Mr. McConnell’s beneficial ownership within this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Please see Item 5(b) of this Schedule 13D for a description of Mr. McConnell’s voting power and dispositive power with respect to the Common Shares. As of December 1, 2023, an aggregate of 2,538,782 Common Shares held by JMAC and by Mr. McConnell had been pledged as security to various financial institutions, in connection with both investment and personal loans.

Except as set forth in this Schedule 13D, Mr. McConnell does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Worthington Steel, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

[Remainder of page intentionally left blank; signature page follows.]

CUSIP No. 982 104 10 1	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2023

/s/ John P. McConnell
John P. McConnell